Exhibit 8.1

A “greener” future for All State Properties Holdings, Inc.

EnergyOne Technologies, Inc. announces today that it now controls All State Properties Holdings, Inc. (OTCBB:ATPT). EnergyOne Technologies is a Kentucky-based renewable energy company that specializes in engineering and construction of solar generation facilities and the manufacturing of energy storage equipment. New management is now involved. EnergyOne works with government entities and electric utilities to implement next generation clean technologies in industrial, commercial and residential applications. The firm integrates solar power systems with AC power storage technology designed to increase capacity and reduce infrastructure upgrade costs for electric power grids, increase efficiencies for consumers, all while reducing environmental strain. For more information on EnergyOne Technologies, please visit www.energyonetech.com

One of our most important responsibilities is to communicate with shareholders in an open and direct manner. Comments are based on current management expectations, and are considered "forward-looking statements," generally preceded by words such as "plans," "expects," "believes," "anticipates," or "intends." We cannot promise future returns. Our statements reflect our best judgment at the time they are issued, and we disclaim any obligation to update or alter forward-looking statements as the result of new information or future events. All State Properties Holdings, Inc. urges investors to review the risks and uncertainties contained within its filings with the Securities and Exchange Commission.

Contacts For All State Properties Holdings, Inc.

Brad Sloan (859) 514-6717; bsloan@energyonetech.com